UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KONAMI CORPORATION

(Name of Issuer)

Common Stock, No Par Value (the “Shares”)

(Title of Class of Securities)

50046R-10-1 (CUSIP Number)

Various Dates in 2005

Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50046R-10-1	13G	PAGE 2 of 16 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Kagemasa Kozuki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                0 Shares (0 ADS equivalents)

  6.    SHARED VOTING POWER

                34,040,512 Shares (34,040,512 ADS equivalents)

  7.    SOLE DISPOSITIVE POWER

                0 Shares (0 ADS equivalents)

  8.    SHARED DISPOSITIVE POWER

                34,040,512 Shares (34,040,512 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,512 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.40%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 50046R-10-1	13G	PAGE 3 of 16 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ms. Yoko Kozuki
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                0 Shares (0 ADS equivalents)

  6.    SHARED VOTING POWER

                7,145,912 Shares (7,145,912 ADS equivalents)

  7.    SOLE DISPOSITIVE POWER

                0 Shares (0 ADS equivalents)

  8.    SHARED DISPOSITIVE POWER

                7,145,912 Shares (7,145,912 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,512 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.40%
12.	TYPE OF REPORTING PERSON IN

CUSIP NO. 50046R-10-1	13G	PAGE 4 of 16 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Holding B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                0 Shares (0 ADS equivalents)

  6.    SHARED VOTING POWER

                13,530,000 Shares (13,530,000 ADS equivalents)

  7.    SOLE DISPOSITIVE POWER

                0 Shares (0 ADS equivalents)

  8.    SHARED DISPOSITIVE POWER

                13,530,000 Shares (13,530,000 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,512 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.40%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 50046R-10-1	13G	PAGE 5 of 16 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Foundation For Sports and Education
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                0 Shares (0 ADS equivalents)

  6.    SHARED VOTING POWER

                13,364,600 Shares (13,364,600 ADS equivalents)

  7.    SOLE DISPOSITIVE POWER

                0 Shares (0 ADS equivalents)

  8.    SHARED DISPOSITIVE POWER

                13,364,600 Shares (13,364,600 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,512 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.40%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 50046R-10-1	13G	PAGE 6 of 16 PAGES

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kozuki Capital Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

  5.    SOLE VOTING POWER

                0 Shares (0 ADS equivalents)

  6.    SHARED VOTING POWER

                7,036,996 Shares (7,036,996 ADS equivalents)

  7.    SOLE DISPOSITIVE POWER

                0 Shares (0 ADS equivalents)

  8.    SHARED DISPOSITIVE POWER

                7,036,996 Shares (7,036,996 ADS equivalents)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,040,512 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.40%
12.	TYPE OF REPORTING PERSON CO

CUSIP NO. 50046R-10-1	13G	PAGE 7 of 16 PAGES

Item 1.	(a)	Name of Issuer:

KONAMI CORPORATION

	(b)	Address of Issuer’s Principal Executive Offices:

4-1, Marunouchi 2-chome Chiyoda-ku, Tokyo 100-6330, JAPAN

Item 2.	(a)	Name of Person Filing:

Kagemasa Kozuki. This statement is filed on behalf of (i) Kagemasa Kozuki, (ii) Yoko Kozuki, (iii) Kozuki Holding B.V., (iv) Kozuki Foundation For Sports and Education and (v) Kozuki Capital Corporation.

Each of the foregoing is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

	(b)	Address of Principal Business Office or, if none, Residence

The principal business address of each Reporting Person is as follows:

		Kagemasa Kozuki	1-10-1-4701, Higashi-shinbashi Minato-ku, Tokyo, JAPAN

		Yoko Kozuki	2-1-1-5304, Tsukuda Chuo-ku, Tokyo, JAPAN

		Kozuki Holding B.V.	Strawinsky laan 1725, 1077XX Amsterdam, the Netherlands

		Kozuki Foundation For Sports and Education	1-2-7 Kita-aoyama Minato-ku, Tokyo, JAPAN

		Kozuki Capital Corporation	1-11-9-3104, Tsukuda Chuo-ku, Tokyo, JAPAN

	(c)	Citizenship:

Japan

	(d)	Title of Class of Securities:

Common Stock, No Par Value

	(e)	CUSIP Number:

50046R-10-1

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act;

	(b)	☐	Bank as defined in section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO. 50046R-10-1	13G	PAGE 8 of 16 PAGES

Item 4.	Ownership.

Incorporated by reference to Items (5) - (9) and (11) of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described in the cover pages of this Schedule 13G and in Exhibit 1 hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP NO. 50046R-10-1	13G	PAGE 9 of 16 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14th, 2006
(Date)

*
(Signature)

Kagemasa Kozuki
(Name)

*
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING B.V.

By	*
(Name)	Kagemasa Kozuki
(Title)	Representative Director

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By	*
(Name)	Kagemasa Kozuki
(Title)	Chairman of the Board of Directors

KOZUKI CAPITAL CORPORATION

By	*
(Name)	Yoko Kozuki
(Title)	Representative Director

CUSIP NO. 50046R-10-1	13G	PAGE 10 of 16 PAGES

By	/s/ Kagemasa Kozuki
Kagemasa Kozuki
Attorney-in-Fact

Attention:    Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Exhibit 1

CUSIP NO. 50046R-10-1	13G	PAGE 11 of 16 PAGES

This exhibit explains the relationship between Kagemasa Kozuki with the other Reporting Persons. The following table shows the record holders of the shares of KONAMI CORPORATION beneficially owned by the Reporting Persons as described below and as reported on the relevant cover page of this Schedule 13G.

Kozuki Holding B.V.	13,530,000
Kozuki Capital Corporation	7,036,996
Kozuki Foundation for Sports and Education	13,364,600
Mr. Kagemasa Kozuki	70,856
Director Stock Purchase Association (as nominee for Mr. Kozuki)	26,460
Ms. Yoko Kozuki	11,600

Total	34,040,512

Mr. Kagemasa Kozuki is representative director, chairman of the board, president and chief executive officer of the Issuer, KONAMI CORPORATION. Mr. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by himself, his wife, Ms. Yoko Kozuki, and the director stock purchase program of KONAMI CORPORATION, as reported on the relevant cover pages of this Schedule 13G. In addition, Mr. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by the following entities of which he is either the representative director, chairman of the board of directors or spouse of the representative director or chairman of the board of directors, as reported on the relevant cover pages of this Schedule 13G: (1) Kozuki Holding B.V., (2) Kozuki Capital Corporation and (3) Kozuki Foundation For Sports and Education.

Ms. Yoko Kozuki is representative director of Kozuki Capital Corporation and wife of Mr. Kagemasa Kozuki. Ms. Kozuki may be deemed to have shared voting power and shared dispositive power with respect to the shares of KONAMI CORPORATION held by herself, her husband, the director stock purchase program of KONAMI CORPORATION, and the Kozuki Capital Corporation, as reported on the relevant cover page of this Schedule 13G.

Kozuki Holding B.V. is a shareholder of KONAMI CORPORATION. Kozuki Holding B.V. may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

Kozuki Capital Corporation is a shareholder of KONAMI CORPORATION. Kozuki Capital Corporation may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki and Ms. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

Kozuki Foundation For Sports and Education is a shareholder of KONAMI CORPORATION. Kozuki Foundation For Sports and Education is the result of the merger of Kozuki Foundation For Advanced Information Technology, Kozuki Foundation For Sports and Athletes and Kozuki Foundation For Higher Education on March, 2005, may be deemed to have shared voting power and shared dispositive power with Mr. Kozuki and Ms. Kozuki with respect to the shares of KONAMI CORPORATION, as reported on the relevant cover page of this Schedule 13G.

By filing this Schedule 13G as a joint filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”), the Reporting Persons are not affirming the existence of a group. In addition, this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13G as to which such Reporting Person may be deemed to have shared voting power or shared dispositive power as described above.

Exhibit 2

CUSIP NO. 50046R-10-1	13G	PAGE 12 of 16 PAGES

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of common stock, of KONAMI CORPORATION, and that this Agreement be included as an Exhibit to such joint filing. The schedule 13G is being filed on behalf of each of us individually and, by signing below, we each certify that the information contained therein is accurate to the best of our knowledge and belief. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this14 th day of February, 2006.

/s/ Kagemasa Kozuki
(Signature)

Kagemasa Kozuki
(Name)

/s/ Yoko Kozuki
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING B.V.

By:	/s/ Kagemasa Kozuki
(Name)	Kagemasa Kozuki
(Title)	Representative Director

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By:	/s/ Kagemasa Kozuki
(Name)	Kagemasa Kozuki
(Title)	Chairman of the Board of Directors

CUSIP NO. 50046R-10-1	13G	PAGE 13 of 16 PAGES

KOZUKI CAPITAL CORPORATION

By:	/s/ Yoko Kozuki
(Name)	Yoko Kozuki
(Title)	Representative Director

Exhibit 3

CUSIP NO. 50046R-10-1	13G	PAGE 14 of 16 PAGES

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kagemasa Kozuki as his attorney-in-fact, with the power of substitution for him in any and all capacities, to sign any amendments to the Schedule 13G attached hereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14 th day of February, 2006.

KOZUKI FOUNDATION FOR SPORTS AND EDUCATION

By:	/s/ Kagemasa Kozuki
(Name)	Kagemasa Kozuki
(Title)	Chairman of the Board of Directors

Exhibit 4

CUSIP NO. 50046R-10-1	13G	PAGE 15 of 16 PAGES

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kagemasa Kozuki as his attorney-in-fact, with the power of substitution for him in any and all capacities, to sign any amendments to the Schedule 13G attached hereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 7th day of April 2003.

/s/ Kagemasa Kozuki
(Signature)

Kagemasa Kozuki
(Name)

/s/ Yoko Kozuki
(Signature)

Yoko Kozuki
(Name)

KOZUKI HOLDING B.V.

By:	/s/ Kagemasa Kozuki
(Name)	Kagemasa Kozuki
(Title)	Representative Director

KOZUKI FOUNDATION FOR HIGHER EDUCATION

By:	/s/ Yoko Kozuki
(Name)	Yoko Kozuki
(Title)	Chairman of the Board of Directors

CUSIP NO. 50046R-10-1	13G	PAGE 16 of 16 PAGES

KOZUKI CAPITAL CORPORATION

By:	/s/ Yoko Kozuki
(Name)	Yoko Kozuki
(Title)	Representative Director

KOZUKI FOUNDATION FOR ADVANCED INFORMATION TECHNOLOGY

By:	/s/ Kagemasa Kozuki
(Name)	Kagemasa Kozuki
(Title)	Chairman of the Board of Directors